UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 3Q21 Financial Results

Gross Bookings increased 34% quarter-over-quarter (QoQ)
Revenue Margins of 12.7% and, 13.7% excluding Extraordinary Cancellations
Highest Adjusted EBITDA since 2Q20; nears break-even excluding Extraordinary Charges

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--November 17, 2021--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today announced unaudited results for the three-months ended September 30, 2021 (third quarter 2021 or 3Q21). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Third Quarter 2021 Key Financial and Operating Highlights
(For definitions, see page 12)

  Gross Bookings rose 34% sequentially (QoQ) to $657.3 million, reflecting higher demand for domestic travel in Brazil, Argentina and Chile. Year-over-year (YoY), Gross Bookings increased 298%, but declined 44% compared with the pre-pandemic1 level of 3Q19.
  Transactions increased 44% QoQ and 221% YoY, and were 30% lower compared to 3Q19.
  Room nights increased 62% QoQ, and 162% YoY and were 42% lower compared to 3Q19.
  Mobile accounted for 48% of Transactions in 3Q21, up 643 bps compared to 3Q19.
  Revenues of $83.4 million, up 32% QoQ, and 37% below 3Q19 levels. This compares to revenues of $11.7 million in 3Q20. Excluding Extraordinary Cancellations, revenues would have increased 27% QoQ and 327% YoY to $89.9 million.
  Selling and Marketing (S&M) expenses increased 36% QoQ, and 393% YoY. Compared to 3Q19, S&M were down 44%, in line with decline in Gross Bookings.
  Structural Costs (management proxy to fixed costs)2 excluding Best Day and Koin, were $36.7 million, increased 9% sequentially, primarily reflecting salary adjustments, which were partially offset by FX depreciation in Argentina.
  Adjusted EBITDA loss of $10.3 million in 3Q21, compared to losses of $22.3 million in 2Q21 and $31.2 million in 3Q20, and a positive $9.4 million Adjusted EBITDA in 3Q19. Excluding Extraordinary Charges, Adjusted EBITDA loss was $3.6 million in 3Q21 compared to losses of $10.5 million in 2Q21 and $16.6 million in 3Q20, and a gain of $9.4 million in 3Q19.
  Use of cash of $39.8 million in 3Q21, increasing from $9.8 million in 2Q21 and $22.1 million in 3Q19. This compares to an increase in cash of $157.7 million in 3Q20, mostly explained by the proceeds from the private placements closed on September 21, 2020.
  Cash and cash equivalents of $276.2 million at quarter end, including $13.0 million in restricted cash.
  Loyalty Program reached the 1 million-member milestone in 3Q21.

Key Recent Business Events

  On September 27, 2021, the Company jointly launched a co-branded credit card in Mexico with Invex and Mastercard.

1 The Company has chosen to also include comparisons against 3Q19, a pre-pandemic period, in this press release as a means for the investment community to compare 3Q21 results to a period not affected by the COVID-19 pandemic.
2 See definition on page 12

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated:

“Reflecting the success of our geographic diversification strategy, Despegar achieved a 34% sequential increase in total Gross Bookings and 44% QoQ growth in Transactions. Importantly, we reported the highest level of quarterly gross bookings and transactions since the beginning of the pandemic driven by the strong recovery in domestic travel in Brazil, Argentina and Chile, following the positive trends observed in Mexico and Colombia in 2Q21.

We also reported the highest Adjusted EBITDA since 2Q20, close to break-even when excluding Extraordinary Charges. This positive performance was achieved with Gross Bookings at 56% of the pre-pandemic level of 3Q19. As mentioned in prior quarters, the improving Adjusted EBITDA trend reflects our sustained focus on revenue management which supports a strong Take-rate, and the benefits of a leaner cost structure, which this quarter resulted in a relatively stable Cost of Revenue while keeping Operating Expenses in check. These metrics underscore the success of the initiatives taken last year to enhance the earnings power of the Company.

Our loyalty program, Pasaporte Despegar hit the 1 million-member milestone this quarter with members in Brazil, Mexico and Argentina, our key markets. Building on this success, we recently introduced a co-branded credit card in Mexico in partnership with Mastercard and Invex. Additionally, in Mexico we continue with the integration of Best Day as planned.

While the COVID-19 pandemic continues to linger, we anticipate stronger domestic travel during this upcoming summer season in South America. To capture this expected demand we have just launched a regional marketing campaign “It's Time to Travel, Again” across several media.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	3Q21	3Q20	% Chg	3Q19	% Chg
Operating metrics
Number of transactions	1.910	0.596	221%	2.723	(30%)
Gross bookings	$657.3	$165.3	298%	$1,177.7	(44%)
Financial metrics
Revenues	$83.4	$11.7	610%	$132.0	(37%)
Net income (loss)	($23.9)	($41.7)	n.m.	($3.7)	n.m.
Net income (loss) attributable to Despegar.com, Corp	($23.7)	($41.7)	n.m.	($3.7)	n.m.
Adjusted EBITDA	($10.3)	($31.2)	n.m.	$9.4	n.m.
EPS Basic [2]	($0.38)	($0.58)	n.m.	($0.05)	n.m.
EPS Diluted [2]	($0.38)	($0.58)	n.m.	($0.05)	n.m.

Extraordinary Charges
Adjusted EBITDA	($10.3)	($31.2)	n.m.	$9.4	n.m.
Extraordinary cancellations due to COVID-19	(6.5)	(9.3)	n.m.	-	n.m.
Extraordinary restructuring and integration charges	(1.5)	(2.7)	n.m.	-	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	1.3	(2.7)	n.m.	-	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	($3.6)	($16.6)	n.m.	$9.4	n.m.
Average Shares Oustanding - Basic (1)	81,841	71,501	14%	69,503	18%
Average Shares Oustanding - Diluted (1)	81,841	71,501	14%	69,503	18%
EPS Basic (Excl. Extraordinary Charges) (2)	(0.30)	(0.34)	n.m.	(0.05)	n.m.
EPS Diluted (Excl. Extraordinary Charges) (2)	(0.30)	(0.34)	n.m.	(0.05)	n.m.
(1) In thousands
(2) Round numbers
n.m.: Not Meaningful

Business Update on COVID-19

Governmental Flight Restrictions on Mobility

Overall, government restrictions on travel and mobility have been gradually easing throughout the third quarter as vaccination levels increased in every country.

In Brazil, most states released restrictions commencing in July 2021, while several countries started opening their borders to Brazilians during August and September. On September 21, 2021, the United States announced that as of November 8, 2021, borders are open to travelers that can show proof of full vaccination. This requirement will end the need for travelers from certain countries such as Brazil to obtain national interest exceptions to enter the country. International air passenger traffic continued to gradually recover, reaching 45% of pre-pandemic traffic in September 2021 compared to the same month in 2019, up from approximately 25% in July and August 2021, while domestic passengers in the quarter were around the low 70%’s of 2019 levels for those months.

In Mexico, borders remained open with flights allowed during the quarter while restrictions to ground transportation remained in place in the northern and southern borders. Activities in main cities such as Mexico City and Quintana Roo were partially restricted. As a consequence, international air passenger traffic in September improved to 64% of 2019 levels, from approximately around 55% of 2019 levels in July and August. Domestic air passenger traffic, in turn, recovered to approximately 85% of 2019 levels throughout 3Q21. Currently, there are no mobility restrictions in the country. Furthermore, as of November the restrictions that affected land routes that connect the Unites States with Mexico will be lifted

Border restrictions in Argentina started to ease progressively during the quarter: non-residents with family in the country have been allowed to enter since August. Flight quotas for nationals returning from abroad increased gradually from 5,200 per week in June, to 7,000 in July, 11,900 in August and 16,100 in September. Borders fully opened starting on November 1 for fully-vaccinated passengers arriving with a negative PCR test. Total industry international air passenger traffic improved from approximately 18% in July to approximately 44% in September, when compared to the same months of 2019. Domestic traffic reached 70% of 2019 traffic in September up from levels of approximately 40% in July.

Restrictions in Chile were gradually eased. Fully vaccinated residents were allowed to leave and enter the country starting mid-July but were required to quarantine at arrival. Lockdown was over as of September. As of October 2021, fully vaccinated non-residents were also allowed to enter the country. Domestic air passenger traffic in September increased to 65% of 2019 levels from approximately 50% and 45% in July and August 2Q19, respectively. This was an improvement from the 34% of 2019 levels observed in 2Q21. International traffic rose to 56% of 2019 levels in September from approximately 25% and 30% in July and August, respectively.

In Colombia there were very low levels of restrictions throughout the quarter. Spain lifted restrictions to fully vaccinated Colombians as of August. Domestic industry air passenger traffic in 3Q21 reached 2019 levels while international traffic reached 85% in September up from approximately 66% and 72% in July and August, respectively when compared to 2019 levels for these months.

Overview of Third Quarter 2021 Results

Key Operating Metrics
(In millions, except as noted)
	3Q21		3Q20		% Chg	FX Neutral % Chg	3Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$657.3		$165.3		298%	305%	$1,177.7		(44%)
Average selling price (ASP) (in $)	$344		$278		24%	26%	$433		(20%)
Number of Transactions by Segment & Total
Air	1.0	52%	0.4	66%	155%		1.6	58%	(37%)
Packages, Hotels & Other Travel Products	0.9	48%	0.2	34%	348%		1.1	42%	(20%)
Total Number of Transactions	1.9	100%	0.6	100%	221%		2.7	100%	(30%)

Transactions increased 44% QoQ to 1.9 million, principally driven by higher domestic travel demand in Brazil, Argentina and Chile. On a YoY basis, Transactions rose 221%, but were 30% below 3Q19 levels.

International Transactions increased 52% QoQ, from a low base. However, the share of international Transactions remains low: 30% of those reported in 3Q19, considering Despegar on a standalone basis.

Gross Bookings increased 34% QoQ to $657.3 million following higher levels of Transactions in the above-mentioned countries, partially offset by a lower level of Transactions in Mexico due to a slowdown in demand, following an increase in COVID-19 cases. Gross Bookings increased 298% YoY and were 44% lower than 3Q19 levels.

ASPs declined 6% QoQ and increased 24% YoY to $344 per transaction in 3Q21. When compared to 3Q19, ASPs were 20% lower. On an FX neutral basis, ASPs increased 26% YoY. On a sequential basis, lower ASPs were largely driven by lower ASPs in markets other than Mexico and Brazil.

Geographical Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
3Q21 vs. 3Q20 - As Reported

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	50%	356%	651%	221%
Gross Bookings	121%	449%	495%	298%
ASP ($)	47%	20%	(21%)	24%
Revenues				610%
Gross Profit				n.m.
3Q21 vs. 3Q20 - FX Neutral Basis

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	50%	356%	651%	221%
Gross Bookings	115%	398%	562%	305%
ASP ($)	43%	9%	(12%)	26%
Revenues				625%
Gross Profit				n.m.

Brazil accounted for 29% of total Transactions in 3Q21 up from 25% in the prior quarter, reflecting a 70% QoQ improvement in the number of transactions. Domestic travel recovery improved Brazil’s relevance in the geographical mix, increasing from the severe impact of the second wave of COVID-19 in 2Q21.

Gross Bookings increased 126% QoQ and 121% YoY. Compared to 3Q19, Gross Bookings were 61% lower, mainly explained by slower international travel as a result of restrictions imposed on Brazilian travelers to enter certain countries as a consequence of the COVID-19 pandemic. ASPs increased 33% QoQ and 47% YoY, but were 24% behind the 3Q19 level.

Mexico accounted for 27% of total Transactions in 3Q21, down from 37% in the prior quarter, reflecting a pick-up in demand in other geographies. Transactions which include three-months of Best Day in each quarter, increased 6% QoQ while Gross Bookings decreased by 18% as a result of a 23% decrease in ASPs.

Compared to 3Q20 Transactions and Gross Bookings in Mexico increased YoY by 356% and 449%, respectively, reflecting a pick up in demand and the contribution of Best Day, acquired in October 2020. Compared to 3Q19, Transactions were up 32% while Gross Bookings were up 14%. ASPs posted an increase of 20% YoY and a decrease of 14% when compared to 3Q19.

Across the Rest of Latin America, Transactions and Gross Bookings posted sequential increases of 63% and 53%, as Argentina, Chile and Colombia benefitted from a recovery in domestic travel demand. On a YoY basis, Transactions and Gross Bookings increased 651% and 495%, respectively. In comparison with 3Q19, Transactions and Gross Bookings were 33% and 46% lower, respectively. ASPs decreased 6% sequentially, 21% YoY and 19% compared to 3Q19.

Revenue

Revenue Breakdown

	3Q21		3Q20		% Chg	3Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$32.0	38%	$6.2	53%	414%	$51.2	39%	(38%)
Packages, Hotels & Other Travel Products	$50.7	61%	$5.5	47%	818%	$80.9	61%	(37%)
Unallocated	$0.7	1%	–	n.m	n.m	–	n.m.	n.m
Total Revenue	$83.4	100%	$11.74	100%	610%	$132.0	100%	(37%)

Total revenue margin	12.7%		7.1%		+558 bps	11.2%		+147 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($6.5)	–	($9.3)	–	n.m.	–	–	n.m.
Total Revenue (Excluding Extraordinary Charges)	$89.9		$21.0		327%	$132.0		(32%)

Total revenue margin (Excluding Extraordinary Charges)	13.7%		12.7%		+95 bps	11.2%		+247 bps

Sequentially, Revenues increased 32% to $83.4 million in 3Q21, following an improvement in Gross Bookings. Cancellations declined 13% in the period to $6.5 million reflecting lower travel restrictions across geographies. Revenues would have increased 27% QoQ to $89.9 million when excluding Extraordinary Cancellations in 3Q21 and 2Q21.

Revenue Margin was 12.7%, representing a QoQ decline of 22 bps, and 13.7% when excluding Extraordinary Cancellations declining 75 bps in the same period.

On a YoY basis, Revenues rose 610% to $83.4 million. Extraordinary Cancellations as a result of the COVID-19 pandemic decreased 30% YoY to $6.5 million. Excluding Extraordinary Cancellations, Revenues would have increased 327% to $89.9 million in 3Q21.

Compared to 3Q19, Revenues were 37% lower, reflecting a significant reduction in travel demand during the period and COVID-19 related extraordinary cancellations. Excluding these Extraordinary Cancellations, revenues would have been 32% below pre-pandemic 3Q19 levels.

Revenue Margin in 3Q21 was 12.7%, up 147 bps versus 3Q19 driven by (i) the contribution from Best Day, particularly in connection with non-air products, and (ii) higher up-front incentives and customer fees. Excluding Extraordinary Cancellations, Revenue Margin would have been 13.7% in 3Q21, up 247 bps from 11.2% in 3Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	3Q21	3Q20	% Chg	3Q19	% Chg
Revenue	$83.4	$11.7	610%	$132.0	(37%)
Cost of Revenue	$40.7	$12.4	228%	$42.6	(4%)
Gross Profit / (Loss)	$42.7	($0.7)	n.m.	$89.5	(52%)

Extraordinary Charges
Total Revenue	$83.4	$11.7		$132.0
Extraordinary Cancellations due to COVID-19	($6.5)	($9.3)	n.m.	-	n.m.
Total Revenue (Excl. Extraordinary Charges)	$89.9	$21.0	327%	$132.0	(32%)
Total Cost of Revenue	$40.7	$12.4		$42.6
Extraordinary restructuring and integration charges	($0.8)	(0.7)	n.m.	-	n.m.
Total Cost of Revenue (Excl. Extraordinary Charges)	$39.9	$11.7	242%	$42.6	(6%)
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$50.0	$9.3	435%	$89.5	(44%)

Cost of Revenue is mainly comprised of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses.

Gross profit for 3Q21 reached $42.7 million, up 57% sequentially, with gross margin improving 801 bps to 51% during the same period. Gross profit reached record high levels since the start of the pandemic in 2Q20. Excluding Extraordinary Charges, gross profit amounted to $50.0 million.

On a sequential basis, Transactions and Gross Bookings increased 44% and 34%, respectively Cost of Revenue increased 14% due to higher cost of installments and credit card purchasing fees resulting from higher levels of activity. Additionally, 2Q21 included $1.9 million in extraordinary non-recoverable credits in connection with Best Day.

Gross Profit, excluding Extraordinary Cancellations and other one-time charges in both periods, would have increased 36% QoQ to $50.0 million, exceeding the 27% increase in comparable Revenues when excluding Extraordinary Cancellations.

On a YoY basis, Cost of Revenue increased 228% to $40.7 million, principally due to (i) increased cost of installments and credit card purchasing fees resulting from higher travel demand, and (ii) increased fulfillment center costs focused on addressing transactions impacted by COVID-19.

Gross Profit improved to $42.7 million in 3Q21, from $0.7 million in 3Q20. Excluding the impact of Extraordinary Charges, Gross Profit in 3Q21 would have been $50.0 million, compared to a gross profit of $9.3 million in the same period last year.

Compared to 3Q19, Cost of Revenue was down 4%, as lower levels of activity were significantly offset by an increase in fulfillment costs to support Despegar´s customers in the midst of the pandemic. Gross Profit declined 52% during the period, and 44% when excluding Extraordinary Charges.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	3Q21	3Q20	% Chg	3Q19	% Chg
Selling and marketing	$26.1	$5.3	393%	$46.7	(44%)
General and administrative	$19.4	$22.8	(15%)	$25.1	(23%)
Technology and product development	$19.4	$14.3	36%	$17.9	8%
Impairment of long-lived assets	–	–	n.m.	–	n.m.
Total operating expenses	$65.0	$42.4	53%	$89.7	(28%)

Extraordinary Charges
Total Operating Expenses	$65.0	$42.4	53%	$89.7	(28%)
Extraordinary restructuring and integration charges	(0.7)	(2.7)	n.m.	-	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	1.3	(2.7)	n.m.	-	n.m.
Total operating expenses (Excl. Extraordinary Charges)	$65.5	$37.1	77%	$89.7	(27%)

On a sequential basis, Operating Expenses rose 3% to $65.0 million in 3Q21 and 8% when excluding Extraordinary Charges in both periods. Excluding the impact from the acquisitions of Best Day and Koin and Extraordinary Charges, Operating Expenses would have increased 10% mainly due to investments in Selling and Marketing in our core markets.

Structural Costs (management proxy to fixed costs)1, in turn, increased 9% sequentially to $36.7 million in 3Q21 principally due to a 13% increase in payroll costs due to salary adjustments which were partially offset by FX depreciation in Argentina.

On a YoY basis, Operating Expenses increased 53% to $65.0 million, principally reflecting the inclusion of Best Day and Koin and higher selling and marketing expenses due to increased travel demand.

Excluding the impact of Extraordinary Charges and the Best Day and Koin acquisitions, total operating expenses would have increased 30% during the period to $45.0 million.

Structural Costs (management proxy to fixed costs)1 in 3Q21 increased YoY by 32% to $36.7 million reflecting an increase in salaries due to inflation in Argentina which accelerated when compared to the FX depreciation in this country.

Compared to 3Q19, Operating Expenses decreased 28% to $65.0 million, mainly due to a reduction in selling and marketing expenses following the drop in Gross Bookings. Excluding Extraordinary Charges and the Best Day and Koin acquisitions, Operating Expenses would have declined 50% to $45.0 million, mainly reflecting lower selling and marketing costs in line with the drop in Gross Bookings and the 2020 cost reduction initiative.

1 See definition on page 12

Selling and marketing (“S&M”) expenses increased 393% YoY to $26.1 million, but were 44% below 3Q19 levels. The year-on-year increase in S&M was mainly driven by higher marketing activity at Despegar stand-alone reflecting higher overall travel demand while Best Day and Koin contributed with $10.8 million in S&M expenses. Excluding the impact of the two acquired companies and Extraordinary Charges in 3Q20, S&M expenses would have been $15.3 million, up 233% YoY but still 67% below versus 3Q19.

General and administrative (“G&A”) expenses decreased 15% YoY to $19.4 million, and were 23% below 3Q19 levels. When excluding Extraordinary Charges in both quarters, G&A expenses would have increased 25% YoY, to $20.1 million mainly explained by the inclusion of Best Day and Koin which accounted for $5.8 million in G&A expenses in the quarter. Excluding the impact of Extraordinary Charges in 3Q21 and costs related to Best Day and Koin, G&A would have decreased 42% when compared to 3Q19.

Technology and product development expenses increased 36% YoY to $19.4 million and increased 8% when compared to 3Q19. The YoY and versus 3Q19 increases were principally due to the inclusion of Best Day and Koin which added $4.2 million in expenses. Excluding Extraordinary Charges in 3Q20 and 3Q21, and also excluding costs associated with Best Day and Koin, Technology and product development costs would have increased 10% YoY and were 15% below 3Q19 levels.

Financial Income/Expense

Despegar reported a net financial loss of $3.3 million in 3Q21, compared to a net financial loss of $4.5 million in 3Q20.

This was principally due to FX losses that impacted the balances of the operations of some countries, a result that was largely offset by the positive impact of FX on cash and payables, among others. The impact of FX fluctuation on the goodwill of the Brazilian subsidiaries of Best Day and Viajes Falabella also contributed to this negative result.

In 3Q21, the Company reported an FX loss of $1.6 million.

Income Taxes

The Company reported an income tax expense of $1.7 million in 3Q21, compared to $5.8 million in 3Q20. The effective tax rate in 3Q21 was 6.5%, compared to 12.3% in 3Q20.

The YoY variation in the effective rate is mainly driven by (i) an increase in the withholding tax in Argentina; (ii) profit and losses from Best Day subsidiaries that had not been acquired yet in Q320; and (iii) uncertain tax positions and contingencies true up. This compares to a different geographic mix and deferred tax asset valuation adjustments in 3Q20.

Adjusted EBITDA

Adjusted EBITDA Reconciliation
(In millions, except as noted)
	3Q21	3Q20	% Chg	3Q19	% Chg
Net income/ (loss)	($23.9)	($41.7)	(43%)	($3.7)	550%
Add (deduct):
Financial expense, net	$3.3	$4.5	(27%)	$3.6	(10%)
Income tax expense	($1.7)	($5.8)	(72%)	($0.2)	974%
Depreciation expense	$2.5	$2.6	(6%)	$2.0	20%
Amortization of intangible assets	$6.5	$4.4	48%	$4.2	54%
Share-based compensation expense	$3.1	$2.4	27%	$3.4	(9%)
Impairment of long-lived assets	–	–	n.m.	–	n.m.
Restructuring charges	–	$1.9	n.m.	–	n.m.
Acquisition transaction costs	–	$0.5	n.m.	–	n.m.
Adjusted EBITDA	($10.3)	($31.2)	n.m.	$9.4	n.m.

Extraordinary Charges
Adjusted EBITDA	($10.3)	($31.2)		$9.4
Extraordinary cancellations due to COVID-19	(6.5)	(9.3)	n.m.	-	n.m.
Extraordinary restructuring and integration charges	(1.5)	(2.7)	n.m.	-	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	1.3	(2.7)	n.m.	-	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	($3.6)	($16.6)	n.m.	$9.4	n.m.

Despegar reported an Adjusted EBITDA loss of $10.3 million in 3Q21, compared with losses of $22.3 million in 2Q21 and $31.2 million in 3Q20, versus positive Adjusted EBITDA of $9.4 million in 3Q19.

Excluding Extraordinary Charges of $6.8 million resulting mainly from cancellations and restructuring charges, Adjusted EBITDA would have amounted to a loss of $3.6 million in 3Q21. This represents the third consecutive quarter delivering lower Adjusted EBITDA losses when excluding Extraordinary Charges, and a record low since the start of the pandemic and compares to losses of $10.5 million and $16.6 million in 2Q21 and 3Q20, respectively and positive Adjusted EBITDA of $9.4 million in 3Q19.

Balance Sheet and Cash Flow

The majority of Despegar’s cash balance is held in U.S. dollars in the United States and the United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

In 3Q21, use of cash from operating activities increased to $30.8 million, from $0.8 million in 2Q21, and $24.2 million in 3Q20 compared to cash generation of $25.6 million in 3Q19.

Funds from operations in 3Q21 were as follows: (i) a net loss of $23.9 million, (ii) partially compensated by $3.7 million in non-cash adjustments mostly explained by amortization of intangible assets, and depreciation expenses, among others, and (iii) a $10.6 million invested in operating working capital.

Working capital investments during 3Q21 resulted from increases of $29.3 million in accounts receivables and related party receivables, and an increase of $15.1 million in travel payables and related party payables.

As of September 30, 2021, Cash and cash equivalents, including restricted cash, were $276.2 million, a QoQ decrease of $39.8 million. Aggregate Net Operational Short-term Obligations decreased 9.0% to $196.5 million from $216.0 million as of June 30, 2021.

Key Events in the Quarter

Despegar Launches Co-Branded Credit Card in Mexico Jointly with Mastercard and Invex

On September 27, 2021, Despegar announced the launch of a co-branded credit card in Mexico jointly with Mastercard and Invex. This card deepens the Company’s loyalty program in the country and builds on the successful co-branded cards launched earlier in Brazil and Argentina. This new financial product allows the Company’s customers in Mexico to accumulate points with every purchase and exchange them for any product at Despegar.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

Non-GAAP Financial Information

This earnings release includes certain references to Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Adjusted EBITDA reported to the Chief Operating Decision Maker to exclude restructuring charges and acquisition costs.

Despegar has calculated Adjusted EBITDA as net loss for the quarter exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

3Q21 Earnings Conference Call

When:	8:00 a.m. Eastern time, Nov 17, 2021

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-866-652-5200 (U.S. domestic); 1-412-317-6060 (International)

Pre-Register: Please use this link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast:CLICK HERE

Definitions and concepts

In 3Q21

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consist of travel accounts payable plus related party payable and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivable.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors Gross Bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) Extraordinary Cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Transactions: The number of Transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of Transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike Gross Bookings, the number of Transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, and (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising and other sources (i.e. destination services, loyalty and interest revenue).

Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and the rest of South America where Despegar operates, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e. primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment charges. The estimates above do not include any costs that the Company may incur in connection with acquisitions, nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella and Koin, (the Company’s fintech business) in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended September 30, 2021 and 2020 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	3Q21	3Q20	% Chg
Revenue	83,368	11,740	610%
Cost of revenue	40,698	12,390	228%
Gross profit	42,670	(650)	n.m.
Operating expenses
Selling and marketing	26,138	5,299	393%
General and administrative	19,416	22,818	(15%)
Technology and product development	19,432	14,322	36%
Impairment of long-lived assets	-	-	n.m.
Total operating expenses	64,986	42,439	53%

Equity Income / (Loss)	(29)	-	n.m.
Operating (loss) / income	(22,345)	(43,089)	n.m.
Net financial income (expense)	(3,254)	(4,484)	n.m.
Net (loss) / income before income taxes	(25,599)	(47,573)	n.m.
Income tax (benefit) / expense	(1,654)	(5,838)	n.m.
Net (loss) / income	(23,945)	(41,735)	n.m.
Net (income) / loss attributable to non controlling interest	273	69	n.m.
Net income (loss) attributable to Despegar.com, Corp	(23,672)	(41,666)	n.m.

1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
FINANCIAL RESULTS
Revenue	$76,082	($9,734)	$11,740	$53,246	$51,850	$63,069	$83,368
Revenue Recognition Adjustment
Cost of revenue	33,495	13,801	12,390	25,832	29,610	35,838	40,698
Gross profit	42,587	(23,535)	(650)	27,414	22,240	27,231	42,670
Operating expenses
Selling and marketing	31,985	6,848	5,299	13,160	15,382	19,188	26,138
General and administrative	18,023	24,391	22,818	29,490	20,630	25,287	19,416
Technology and product development	17,154	18,415	14,322	17,152	17,460	18,344	19,432
Impairment of long-lived assets	-	1,324	-	593	5,106	-	-
Total operating expenses	67,162	50,978	42,439	60,395	58,578	62,819	64,986

Equity Income / (Loss)				(2,059)	376	(348)	(29)
Operating income	(24,575)	(74,513)	(43,089)	(35,040)	(35,962)	(35,936)	(22,345)
Net financial income (expense)	10,061	9,428	(4,484)	(2,095)	(1,309)	(1,835)	(3,254)
Net income before income taxes	(14,514)	(65,085)	(47,573)	(37,135)	(37,271)	(37,771)	(25,599)
Adj. Net Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)
Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)
Adjustment
Net income /(loss)	(15,223)	(57,074)	(41,735)	(28,837)	(37,563)	(31,358)	(23,945)
Net (income) / loss attributable to non controlling interest			$69	$213	$180	$258	$273
Net income (loss) attributable to Despegar.com, Corp			(41,666)	(28,624)	(37,383)	(31,100)	(23,672)
Adjusted EBITDA	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)	($10,345)

Net income/ (loss)	($15,223)	($57,074)	($41,735)	($28,837)	($37,563)	($31,358)	($23,945)
Add (deduct):
Financial expense, net	(10,061)	(9,428)	4,484	2,095	1,309	1,835	3,254
Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)
Depreciation expense	1,851	1,782	2,597	1,751	1,569	1,400	2,451
Amortization of intangible assets	4,939	5,501	4,370	6,889	7,095	6,828	6,457
Share-based compensation expense	2,174	113	2,427	2,598	2,149	5,444	3,092
Impairment of long-lived assets	–	1,324	–	593	5,106	–	–
Restructuring charges	1,749	7,249	1,949	2,413	19	8	–
Acquisition transaction costs	–	1,100	500	1,535	–	–	–
Adjusted EBITDA	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)	($10,345)

Unaudited Consolidated Balance Sheets as of September 30, 2021 and June 30, 2021 (in thousands U.S. dollars, except as noted)

	As of September 30, 2021	As of June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	263,204	303,813
Restricted cash and cash equivalents	12,988	12,168
Short Term Investments	–	–
Accounts receivable, net of allowances	91,516	71,363
Related party receivable	11,929	7,482
Other current assets and prepaid expenses	46,207	48,937
Total current assets	425,844	443,763
Non-current assets
Other Assets	81,287	83,899
Restricted cash and cash equivalents	–	–
Right of use	28,606	30,551
Property and equipment net	14,335	19,426
Intangible assets, net	89,403	90,196
Goodwill	122,560	118,884
Total non-current assets	336,191	342,956
TOTAL ASSETS	762,035	786,719
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	39,366	37,077
Travel suppliers payable	230,857	228,118
Related party payable	29,762	29,719
Loans and other financial liabilities	4,286	3,480
Deferred Revenue	12,252	11,370
Other liabilities	71,905	71,722
Contingent liabilities	7,869	8,596
Lease liabilities	6,848	5,744
Total current liabilities	403,145	395,826
Non-current liabilities
Other liabilities	38,885	40,132
Contingent liabilities	23,870	24,943
Long term debt	12,241	13,324
Lease liabilities	22,455	25,822
Related party liability	125,000	125,000
Total non-current liabilities	222,451	229,221
TOTAL LIABILITIES	625,596	625,047

Series A non-convertible preferred shares	102,808	96,319
Series B convertible preferred shares	46,700	46,700
Redeemable non-controlling interest	2,525	2,559
Mezzanine Equity	152,033	145,578

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	276,557	276,032
Additional paid-in capital	358,848	363,662
Other reserves	(728)	(728)
Accumulated other comprehensive income	(19,669)	(15,940)
Accumulated losses	(562,335)	(538,665)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	(15,594)	16,094
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	762,035	786,719

Unaudited Statements of Cash Flows for the three-month periods ended September 30, 2021 and 2020 (in thousands U.S. dollars, except as noted)

	3 months ended September 30,

	2021	2020
Cash flows from operating activities
Net income / (loss)	($23,945)	($41,735)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	$274	$69
Unrealized foreign currency translation losses	($729)	$2,994
Depreciation expense	$2,451	$2,597
Amortization of intangible assets	$6,457	$4,370
Impairment of long-lived assets	–	–
Disposals of property and equipment	($121)	$463
Earnout	($519)	–
Indemnity	$519	–
Investments in other subsidiaries	$1,486	–
Stock based compensation expense	$1,343	$2,427
Amortization of Right of use	$2,149	$869
Interest and penalties	$300	$130
Income taxes	($5,267)	($6,080)
Allowance for doubtful accounts	($2,746)	$6,701
Provision for contingencies	($1,857)	$932
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	($24,802)	(429)
(Increase) / Decrease in related party receivables	($4,542)	(123)
(Increase) / Decrease in other assets and prepaid expenses	$771	1,456
Increase / (Decrease) in accounts payable and accrued expenses	$3,697	(11,794)
Increase / (Decrease) in travel suppliers payable	$14,407	11,800
Increase / (Decrease) in other liabilities	($965)	6,579
Increase / (Decrease) in contingencies	$1,482	(254)
Increase / (Decrease) in related party liabilities	$710	(5,002)
Increase / (Decrease) in lease liability	($2,620)	40
Increase / (Decrease) in deferred revenue	1,264	(230)
Net cash flows provided by / (used in) operating activities	(30,803)	(24,220)
Cash flows from investing activities
(Increase)/ Decrease in short term investments	–	–
Payment for acquired businesses, net of cash acquired	(998)	327
Acquisition of property and equipment	(472)	(342)
Increase of intangible assets including internal-use software and website development	(4,344)	(3,059)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash flows used in investing activities	(5,814)	(3,074)
Cash flows from financing activities
Net (decrease) / increase of short term debt	986	–
Increase in long-term debt	–	832
Decrease in long-term debt	(423)	(5,632)
Payment of dividends to stockholders	(504)	–
Capital Contributions	(27)	–
Issuance of cost from private investment	–	(10,422)
Payment of dividends to stockholders	(504)	–
Capital contributions	(27)	–
Net cash flows provided by financing activities	32	184,778
Effect of exchange rate changes on cash and cash equivalents	(3,204)	235
Net increase / (decrease) in cash and cash equivalents	(39,789)	157,719
Cash and cash equivalents as of beginning of the period	315,981	228,139
Cash and cash equivalents as of end of the period	276,192	385,858

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

Adjusted EBITDA excluding Extraordinary Charges: is Adjusted EBITDA as defined before excluding the impact of Extraordinary Charges

Earnings per share (EPS) excluding Extraordinary Charges is calculated dividing Net Income/Loss excluding the impact of Extraordinary Charges by weighted average shares outstanding (WASO).

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month periods ended September 30, 2021 and 2020

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
3Q21 vs. 3Q20 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	3Q21	3Q20	% Chg.	3Q21	3Q20	% Chg.	3Q21	3Q20	% Chg.	3Q21	3Q20	% Chg.
Transactions ('000)	557	371	50%	513	113	356%	841	112	651%	1,910.9	596	221%
Gross Bookings	184	83	121%	173	31	449%	300	50	495%	657	165	298%
ASP ($)	331	225	47%	336	279	20%	357	451	(21%)	344	278	24%
Revenues										83.4	12	610%
Gross Profit										42.7	-1	n.m.
3Q21 vs. 3Q20 - FX Neutral Basis

	Brazil			Mexico			Rest of Latin America			Total
	3Q21	3Q20	% Chg.	3Q21	3Q20	% Chg.	3Q21	3Q20	% Chg.	3Q21	3Q20	% Chg.
Transactions ('000)	557	371	50%	513	113	356%	841	112	651%	1,910.9	596	221%
Gross Bookings	179	83	115%	157	31	398%	334	50	562%	670	165	305%
ASP ($)	322	225	43%	305	279	9%	397	451	(12%)	351	278	26%
Revenues										85.1	12	625%
Gross Profit										43.1	-1	n.m.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: November 17, 2021